EXHIBIT 99.3 - Letter of Collaboration, Harold L. Russell, Ph.D.,
	       NeuroMedics Technology, Inc.


On the Letterhead of Harold L. Russell, Ph.D., NeuroMedics Technology, Inc.


Harold L Russell, PhD
NeuroMedics Technology, Inc.
PO Box 240, Galveston, TX 77553
(409) 763 5568
harold.r@sbcglobal.net


October 14, 2012

Dr. Chris M Hymel, President
Signal Advance, Inc.
2520 County Road 81
Rosharon, Texas 77583

Dear Chris:
I am looking forward with much anticipation to collaborating with you to demonstrate the degree to which Signal Advance technology will improve the performance of my own technology - repetitive EEG-Driven Light and Sound Stimulation (rEDLSS) neuro-therapy systems. I expect the reduced response delay will markedly increase treatment efficacy, thereby decreasing the amount of time required to produce significant and long lasting increases in children memory and cognitive abilities as indicated by IQ test scores. Increased scores on IQ tests are usually thought to be indicative of an increased ability to learn and perform well in school.

Increased effectiveness resulting from the incorporation of Signal Advance technology could significantly improve the precision of the stimulation, improving treatment efficiency and thus, significantly decrease treatment time. The direct cost of EDLSS treatment could then become even more affordable to most schools and parents.

It is my belief that Signal Advance technology will likely be seen as a disruptive technology that forces rapid change in the field of biomedical instrumentation with early adopters of this technology gaining a significant commercial advantage over later adopters in the same field.

I am pleased to be able to be a part of and support the development and implementation of Signal Advance technology.


/s/ Harold L. Russell, Ph.D.

Harold L Russell, PhD